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                              September 23, 2022

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co. Ltd.
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co. Ltd.
                                                            Amendment No. 1 to
Form 20-F
                                                            Filed August 24,
2022
                                                            File No. 001-39559

       Dear Mr. Wei:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our August 10,
       2022 letter.

       Amendment No. 1 to Form 20-F For Fiscal Year Ended December 31, 2021

       Enforceability of Civil Liabilities, page 3

   1. We note your response to comment 20 and reissue it in part. In future filings, please name the directors,
officers, or members of senior management located in the PRC/Hong Kong in this section.
       Item 3. Key Information, page 5

   2. We note your amended disclosure in response to comment 1. In future filings, please revise to indicate that
your structure provides unique risks to investors.
   3. We note your response to comment 3 and reissue it in part. In future filings, refrain from
 Biao Wei
FirstName LastNameBiao
Lixiang Education HoldingWei
                          Co. Ltd.
Comapany 23,
September NameLixiang
              2022      Education Holding Co. Ltd.
September
Page 2    23, 2022 Page 2
FirstName LastName
         using terms such as    we    or    our    when describing activities
or functions of a VIE as you
         do not have ownership or control of the VIE. For example, you disclose "we, through the
         VIE, Lishui Mengxiang, primarily offer high school education ... " and "our subsidiaries and consolidated VIEs." Please revise your disclosure in each instance throughout your annual report, as appropriate.
4. We note that in a number of places in the annual report you state that you control the
         VIEs, in future filings refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In addition, please make sure that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the
         VIE under U.S. GAAP. Lastly, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
5. We note your amended disclosure in response to comment 4. In future filings:

                On page 18, where you cross-reference to "Item 8. Financial Information -- Dividend
              Policy," please revise to include a description on such policy here.

                Disclose, in this section, that to the extent cash in the business is in the PRC/Hong
              Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-
              references to the discussions in the summary risk factors and risk factors sections.

                Please provide a more detailed summary of your cash management policies including, but not limited to, (i) the levels that would require Chief Financial
              Officer and Chief Executive Officer approval, (ii) the source(s) of such policies, and
              (iii) if applicable, additional detail on how such policies impact cash transferred between you, your subsidiaries, the consolidated VIEs or investors.

                Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
6. We note your amended disclosure in response to comment 5, including your cross-
         reference to "Item 4. Information on the Company -- C. Organizational Structure --
         Contractual Arrangements." In future filings, please revise to describe such contractual arrangements in "Item 3. Key Information" as well.
7. We note your amended disclosure in response to comment 7, including that your PRC legal counsel, Beijing DeHeng Law Offices, has advised that your PRC subsidiaries and the VIEs are currently not required to obtain regulatory approval from the CSRC and the
         CAC. In future filings, please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or
 Biao Wei
Lixiang Education Holding Co. Ltd.
September 23, 2022
Page 3
      approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. We note your amended disclosure in response to comment 11. In future filings, please revise to include your explanation as to why you believe you do not need CAC approval in the Key Information section, in the section titled "Permissions Required for Our
      Operations in China."
The Holding Foreign Companies Accountable Act, page 10

9. We note your new disclosure discussing the PCAOB, HFCAA and AHFCAA. In addition, when discussing the HFCAA in future filings, please update your disclosure throughout the annual report to discuss the fact that on August 26, 2022, the PCAOB signed a
      Statement of Protocol with the China Securities Regulatory Commission and the Ministry
      of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.
Risk Factor Summary, page 11

10. We note your additional disclosure in response to comment 6 and reissue it in part. In future filings, the risk factor summary section should include a summary and cross-
      reference to your PRC legal system risk factor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,
FirstName LastNameBiao Wei
                                                           Division of
Corporation Finance
Comapany NameLixiang Education Holding Co. Ltd.
                                                           Office of Trade &
Services
September 23, 2022 Page 3
cc:       Biao Wei
FirstName LastName